SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

CRESTWOOD MIDSTREAM PARTNERS LP

(Name of the Issuer)

CRESTWOOD MIDSTREAM PARTNERS LP

CRESTWOOD HOLDINGS LLC

INERGY MIDSTREAM, L.P.

INTREPID MERGER SUB, LLC

INERGY, L.P.

FIRST RESERVE FUND XI, L.P.

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226372100

(CUSIP Number of Class of Securities)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Gillian A. Hobson	Joel C. Lambert	William E. Curbow	Kelly J. Jameson	John Goodgame
Vinson & Elkins L.L.P	Inergy Midstream, L.P.	Simpson Thacher & Bartlett LLP	Crestwood Midstream Partners LP	Akin Gump Strauss Hauer & Feld LLP
1001 Fannin Street, Suite 2500	Two Brush Creek Boulevard, Suite 200	425 Lexington Avenue	700 Louisiana Street, Suite 2060	1111 Louisiana Street, 44th Floor
Houston, Texas 77002	Kansas City, Missouri 64112	New York, New York 10017	Houston, Texas 77002	Houston, Texas 77002
(713) 758-2222	(816) 842-8181	(212) 455-2000	(832) 519-2200	(713) 220-5800

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,568,425,174.32	$213,933.19
(1)	Calculated solely for purposes of determining the filing fee. The transaction value was calculated based upon the market value of Crestwood common units (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $25.98, the average of the high and low prices per Crestwood common unit as reported on New York Stock Exchange on August 5, 2013 and (ii) 60,370,484, the estimated maximum number of Crestwood common units and Class D units that may be acquired in the merger, including units reserved for issuance under outstanding Crestwood equity awards.
(2)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001364 by the aggregate transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $213,933.19	Filing Party: Inergy Midstream, L.P. Crestwood Midstream Partners LP

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-188930) Schedule 13E-3	Date Filed:	May 29, 2013 August 9, 2013

INTRODUCTION

This Amendment No. 7 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 first filed on August 9, 2013, and as amended by Amendment No. 1 filed on August 9, 2013, Amendment No. 2 filed on August 9, 2013, Amendment No. 3 filed on August 9, 2013, Amendment No. 4 filed on August 29, 2013, Amendment No. 5 filed on September 5, 2013 and Amendment No. 6 filed on September 25, 2013, together with the exhibits hereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Crestwood Midstream Partners LP, a Delaware limited partnership (“Crestwood”), the issuer of the Crestwood common units and Class D units that are the subject of the Rule 13e-3 transaction; (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”); (iii) Inergy Midstream, L.P., a Delaware limited partnership (“Inergy Midstream”); (iv) Intrepid Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Inergy Midstream (“Merger Sub”); (v) Inergy, L.P., a Delaware limited partnership (“NRGY”); and (vi) First Reserve Fund XI, L.P., a Delaware limited partnership (“FR Fund XI”) (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information (Regulation M-A Item 1011)

Item 15(b) is hereby amended and supplemented as follows:

(b)	Other Material Information.

On October 4, 2013, at a special meeting of Crestwood’s unitholders, Crestwood’s unitholders voted to approve the Agreement and Plan of Merger, dated May 5, 2013, by and among Inergy Midstream, NRGM GP, LLC, Merger Sub, NRGY, Crestwood and Crestwood Gas Services GP LLC (“CMLP GP”).

On October 7, 2013, Crestwood filed a Certificate of Merger with the Secretary of State of Delaware, pursuant to which Merger Sub was merged with and into Crestwood, with Crestwood continuing as the surviving entity (the “Merger’). As a result of the Merger, Crestwood became a subsidiary of Inergy Midstream. At the effective time of the Merger, (i) each issued and outstanding common unit and Class D Unit of Crestwood held by Crestwood Holdings LLC, Crestwood Gas Services Holdings LLC and CMLP GP (collectively, the “Crestwood Holdings Group”) was converted into the right to receive 1.0700 common units of Inergy Midstream (such common units of Inergy Midstream, the “Inergy Midstream Units”), (ii) each issued and outstanding common unit and Class D Unit of Crestwood held by persons other than the Crestwood Holdings Group was converted into the right to receive 1.0700 Inergy Midstream Units and a one-time payment of $1.03 in cash, and (iii) the separate existence of Merger Sub ceased.

As a result of the Merger, the registration of Crestwood’s common units and its reporting obligations under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the SEC. In addition, Crestwood’s common units will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.

Item 16. Exhibits (Regulation M-A Item 1016)

Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(46) Press Release issued by Inergy Midstream, dated October 1, 2013, incorporated by reference to Exhibit 99.1 to Inergy Midstream’s Current Report filed on Form 8-K with the SEC on October 1, 2013

(a)(47) Press Release issued by Crestwood, dated October 4, 2013, incorporated by reference to Exhibit 99.1 to Crestwood’s Current Report filed on Form 8-K with the SEC on October 7, 2013

(a)(48) Joint Press Release issued by Crestwood and Inergy Midstream, dated October 7, 2013, incorporated by reference to Exhibit 99.2 to Crestwood’s Current Report filed on Form 8-K with the SEC on October 7, 2013

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 7, 2013

CRESTWOOD MIDSTREAM PARTNERS LP

By:	CRESTWOOD MIDSTREAM GP, LLC, its general partner

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

CRESTWOOD HOLDINGS LLC

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

INERGY MIDSTREAM, L.P.

By:	NRGM GP, LLC, its general partner

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

INTREPID MERGER SUB, LLC

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

INERGY, L.P.

By:	INERGY GP, LLC, its general partner

By:	/s/ Robert G. Phillips
	Name:	Robert G. Phillips
	Title:	President

FIRST RESERVE FUND XI, L.P.

By:	FIRST RESERVE GP XI, L.P, its general partner

By:	FIRST RESERVE GP XI, Inc., its general partner

By:	/s/ Michael G. France
	Name:	Michael G. France
	Title:	Managing Director